UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2021

MYTHIC COLLECTION, LLC

Commission File No. 024-10983

Delaware

(State or other jurisdiction of incorporation or organization)

16 LAGOON CT

SAN RAFAEL, CA 94903

(415-335-6370) Telephone Number

www.mythicmarkets.com

All correspondence:

Louis A. Bevilacqua, Esq.

Bevilacqua PLLC

1050 Connecticut Avenue, NW Suite 500

Washington, DC 20036

(202) 869-0888

EMAIL FOR CORRESPONDENCE: lou@bevilacquapllc.com

Interests in individual Series

(Title of each class of securities issued pursuant to Regulation A)

MYTHIC COLLECTION, LLC

1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

FOR THE FISCAL SEMIANNUAL PERIOD ENDED

JUNE 30, 2021

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Mythic Collection, LLC (“we,” “us,” “our,” “Mythic Collection” or the “Company”) is a Delaware series limited liability company whose core business is the identification, acquisition, marketing and management of vintage comic books, collectible cards and fantasy art (“Underlying Assets”). Since our formation in January 2019, we have been engaged in acquiring Underlying Assets with loans from Mythic Markets, Inc. (the “Manager”) and establishing and selling membership interests in our initial series which own the Underlying Assets. The Manager is the manager of the Company and each series of the Company and serves as the asset manager (the “Asset Manager”) for the Underlying Assets. The Company offers membership interests (“Interests”) in multiple series (each, a “Series” and together, the “ Series”) of the Company in multiple offerings under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Investors in a Series offering will acquire a proportional ownership interest in that Series and a share of income and liabilities as they pertain to that Series . The sole asset of any given Series at the time of an offering is the underlying asset related to such Series (plus any cash reserves for future operating expenses), and the sole liability of any given Series at the time of an offering is the promissory note issued to the Manager relating to the acquisition of such underlying asset. We conduct separate closings with respect to each Series offering. See our offering statement, as amended, filed with the Securities and Exchange Commission ( SEC File No. 024-10983) on Form 1-A under Regulation A of the Securities Act (the “Offering Statement”) for additional details regarding our Series offerings.

We are devoting substantially all our efforts to establishing our business and planned principal operations only commenced in late 2018. As such, and because of the start-up nature of the Company’s and the Manager’s business, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our organizational structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward including the manager s ability to:

•	continue to source high quality Underlying Assets at reasonable prices to securitize through the Platform;

•	market the Platform and the offerings in individual series of the Company and attract investors to the Platform to acquire the interests issued by series of the Company;

•	continue to develop the Platform and provide the information and technology infrastructure to support the issuance of interests in series of the Company; and

•	find operating partners to manage the collection of vintage comic books, collectible cards and fantasy art at a decreasing marginal cost per vintage comic book, collectible card and fantasy art piece.

We have not yet generated any revenues and do not anticipate doing so until 2022.

2

Operating Results

Revenues

Revenues are generated at the Series level. As of June 30, 2021, the Series have not generated any revenue. Our Series are not expected to generate any revenue until 2022.

Operating Expenses

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager to the Company and the individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any operating deficits through additional capital contributions or the issuance of additional Interests in any individual Series, as required. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of the Manager.

The Company incurred $6,000 in operating expenses in the six-month period ending June 30, 2021 as compared to $8,435 for the six months ended June 30, 2020. The following table summarizes the operating expenses by category:

Operating Expense	Six-Month Period Ended June 30, 2021
Sourcing fees	$5,985
Other G&A expenses	$15
TOTAL OPERATING EXPENSES	$6,000

3

During the six months ended June 30, 2021, each individual series listed in the table below became responsible for its own operating expenses at the close of its respective offering. Pre-closing operating expenses of a Series were incurred on the books of the Company, and post-closing operating expenses of a Series were incurred and recorded on the books of the Series. Our Manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each Series offering. See the Offering Statement for additional information regarding the payment of operating expenses. The following table summarizes the operating expenses by the Series which have completed their offerings:

Series	Six-Month Period Ended June 30, 2021
Series COM-FF160	$3,000
Series ART-BHERO	$3,000
Series MTG-ABL 90	$0
Series M TG 94BOX	$0
Series COM-AF157	$0
TOTAL OPERATING EXPENSES	$6,000

Other Expenses

We incurred other expenses in the form of bank charges of $15 for the six months ended June 30, 2021, as compared to $0 for the six months ended June 30, 2020.

Net Loss

As a result of the cumulative effect of the foregoing factors, we generated a net loss of $6,000 for the six months ended June 30, 2021.

Liquidity and Capital Resources

From inception, our Company and each Series have financed their business activities through capital contributions to the Company and individual Series from our Manager. Our Company and each Series expect to continue to have access to capital financing from our Manager going forward. However, there is no obligation or assurance that our Manager will provide such required capital. Until such time as the Series have the capacity to generate cash flows from operations, our Manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual Series at the sole discretion of our Manager. There can be no assurance that our Manager will continue to fund such expenses. These factors raise substantial doubt about our Company’s ability to continue as a going concern for the twelve months following the date of this filing.

Cash and Cash Equivalent Balances

As of June 30, 2021, the Company had $1,000 in cash or cash equivalents. The following table summarizes the cash and cash equivalents by series:

Series	Six-Month Period Ended June 30, 2021
Mythic Collection, LLC	$500
Series MTG-ABL90	$500
Series M TG 94BOX	$0
Series COM-AF157	$0
Series COM-FF160	$0
Series ART-BHERO	$0

TOTAL CASH AND CASH EQUIVALENTS	$1,000

4

Series Subscriptions

Our Company records membership contributions at the effective date. If the subscription is not funded upon issuance, we record a subscription receivable as an asset on the balance sheet of the particular Series. When subscription receivables are not received prior to the issuance of financial statements at a reporting date, the subscription receivable is reclassified as a contra account to members’ equity on the Company’s consolidated balance sheet. Each Series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the Series offering. Subscription receivable consists of membership subscriptions received prior to June 30, 2021, for which the minimum subscription requirement was met. As of June 30, 2021, there was a subscription receivable of $0.

Promissory Notes

In connection with the acquisition by the Series of Underlying Assets from our Manager, we have issued promissory notes to our Manager which are due within 14 business days of the final closing of the related Series offerings (i.e., when an offering is fully funded), provided that we may prepay the notes at any time. As of June 30, 2021, there were $0 of promissory notes outstanding.

Plan of Operations

Planned Offerings and Other Operations

We expect to launch subsequent offerings during the remainder of 2021. The Company plans to launch approximately five to ten additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional Underlying Assets, which we anticipate will enable the Company to reduce operating expenses for each Series as we negotiate better contracts for storage, insurance and other operating expenses with a larger collection of assets.

The Mythic Markets Platform (the “Platform”) is intended to provide opportunities to engage with investors in the Series’owned vintage comic books, collectible cards, and fantasy art through a diverse set of interactions with assets on the Platform and unique collective ownership experiences (together, the “Fan Club Experiences”). Despite the plans of the Company, it should be noted that Fan Club Experiences are not expected to launch until 2022 and the Company has a significant amount of assets for the Fan Club Experiences will be an enjoyable and profitable experience. We do not anticipate generating enough revenues in fiscal year 2022 from Fan Club Experiences to cover all the operating expenses for any existing or anticipated Series.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

5

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenues are expected to be derived from the sale of each underlying asset in the associated series. As of June 30, 2021, we had recognized no revenue as there have been no sales of Underlying Assets in any Series.

Operating Expenses

After the closing of an offering of interests, each Series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets. Prior to the closing, operating expenses are borne by our M anager and not reimbursed by the Series. Our Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, our Manager may pay such expenses and not seek reimbursement, loan the amount of the operating expenses to the applicable Series or cause additional interests in such Series to be issued.

Sourcing Fee: Our Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our Aset Manager.

Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from outside investors through each offering. Notwithstanding the foregoing, such broker will not receive any fee on funds raised from the sale of interests to our Manager. We expense brokerage costs as they are incurred.

Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.

See our Annual Report on Form 1-K filed with the SEC on April 30, 2021 for additional information.

6

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. Our company adopted this new standard effective January 1, 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. Our company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7

Item 2. Financial Statements

8

MYTHIC COLLECTION, LLC

Consolidated Balance Sheet (unaudited)

As of June 30, 2021, and December 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$1,000	$1,000
Total Current Assets	1,000	1,000

Non-Current Assets
Collectible Assets (see Note 2)	280,350	212,350
Total Non-Current Assets

TOTAL ASSETS	$281,350	$213,350

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities
Current Liabilities
Advances payable to Manager (see Note 5)	$0	$0
Total Current Liabilities	0	0

Total Liabilities	0	0

Members' Equity/(Deficit)
Subscription in series, net of distributions (See Note 6)	311,000	237,000
Membership Interest	1,000	1,000
Accumulated deficit	(30,650)	(24,650)
Total Members' Equity/(Deficit)	281,350	213,350

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$281,350	$213,350

9

MYTHIC COLLECTION, LLC

Consolidated Statement of Operations (unaudited)

For the Six-Month Periods Ended June 30, 2021, and 2020

	June 30, 2021	June 30, 2020
Revenues	$0	$0

Operating Expenses:
General and administrative	-	-
Management charges	5,985	8,435
Total Operating Expenses	5,985	8,435

Loss from operations	5,985	8,435

Other Income/(Expense)
Bank service charges	15	-
Total Other Expenses	15	-

Provision for income taxes	-	-

Net loss	$(6,000)	$(8,435)

10

MYTHIC COLLECTION, LLC

Consolidated Statement of Members’ Equity / (Deficit) (unaudited)

Six-Months Ended June 30, 2021

Members' equity / (deficit)
Balance at January 1, 2021	$213,350
Subscriptions received in collectible assets	74,000
Net income (loss)	(6,000)
Balance at June 30, 2021	$281,350

11

MYTHIC COLLECTION, LLC

Consolidated Statement of Cash Flows (unaudited)

For the Six-Month Periods Ended June 30, 2021, and 2020

	June 30, 2021	June 30, 2020
Cash flows from operating activities
Net income (loss)	$(6,000)	$(8,435)
Adjustments to reconcile net income (loss) to net cash
Accounts Payable	0	8,435
Net cash provided by (used in) operating activities	(6,000)	0

Cash flows in investing activities

Purchase of collectible asset	(68,000)	0
Net cash provided by (used in) investing activities	(68,000)	0

Cash flows from financing activities

Issuance of series subscription	74,000	0
Net cash provided by (used in) financing activities	74,000	0

Net change in cash	0	0
Cash at beginning of period	1,000	9,435
Cash at end of period	$1,000	$9,435

12

MYTHIC COLLECTION, LLC

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mythic Collection, LLC (the “Company”) is a Delaware series limited liability company formed on January 30, 2019. Mythic Markets, Inc. is the sole owner of interests of the Company (other than interests issued in a particular series to other investors). The Company was formed to engage in the business of acquiring and managing a collection of popular art and collectibles. It is expected that the Company will create a number of separate series of interests (the “Series” or “Series of Interests”), and that each collectible will be owned by a separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series, but will not be entitled to share in the return of any other Series.

The Company’s managing member is Mythic Markets, Inc. (the “Manager”). The Manager is a Delaware corporation formed on July 23, 2018. The Manager is a technology and marketing company that operates the Mythic Markets Platform ("Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series (the “Asset Manager”).

The Company sells and intends to continue selling Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series a single collectible asset, (plus any cash reserves for future operating expenses). All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”). The Company and each Series shall have perpetual existence unless terminated pursuant to the Operating Agreement or law.

Operating Agreement

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

After the closing of an offering, each Series is responsible for its own Operating Expenses (as defined in Note B(5)). Prior to the closing, Operating Expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating Expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by the applicable Series (“Operating Expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, which may include the Manager or its affiliates.

The Manager expects to receive a five percent (5%) fee at the closing of each successful offering for its services of sourcing the collectible (the “Sourcing Fee”), which may be waived by the Manager in whole, or in part, its sole discretion.

13

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as defined in Note E) to both the holders of economic interests in the form of a dividend and the Manager in the form of a management fee. In the case that Free Cash Flow is available and such distributions are made, at the sole discretion of the Manager, the economics members will receive no less than 50% of Free Cash Flow and the Asset Manager will receive up to 50% of Free Cash Flow in the form of a management fee. The management fee is accounted for as an expense to the Series rather than a distribution from Free Cash Flow. The Manager is responsible for covering its own expenses.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company or any of the Series have not generated profits since inception. The Company has sustained $6,000 in losses for the six-month period ended June 30, 2021. The Company or any of the Series may lack liquidity to satisfy obligations as they come due. Future liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests.

Through June 30, 2021, none of the Series have recorded any revenues. The Company anticipates that it will commence commercializing the collection in fiscal year 2022, but does not expect to generate any revenues for any of the Series in the first year of operations. Each Series will continue to incur Operating Expenses including, but not limited to, storage, insurance, transportation and maintenance expenses, on an ongoing basis.

For the six-months ending June 30, 2021, Mythic Markets, Inc. or an affiliate has borne all of the costs of the Company and has invoiced, or will invoice, the Company and its Series for amounts due by the Company or its Series relating to offering and operating expenses. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

14

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

Property and Equipment:

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation, if applicable, are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Art and Other Collectible Assets

The Underlying Assets, including art and other collectible assets, are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any amounts for the Underlying Asset funded by the Manager, and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to above), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Underlying Assets are purchased by the Series from the Manager in exchange for either a non-interest-bearing or an interest-bearing promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition and operating expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.

15

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, these expenses will be accounted for as capital contributions and the acquisition expenses expensed.

As of June 30, 2021, the total value of the Company’s Underlying Assets across all Series was $280,350 as detailed in the table below. The Company does not believe any of its art and other collectible assets are impaired.

Series	Series Description	Total Investment in Art and Other Collectibles
Series MTG-ABL90	1993 Alpha Black Lotus card from Magic: The Gathering PSA 9.0	$79,000
Series MTG-94BOX	1994 Magic: The Gathering Booster Box set	47,850
Series COM-AF157	1962 Amazing Fantasy #15 CGC 7.0	85,500
Series COM-FF160	1961 Fantastic Four #1 CGC 6.0	29,000
Series ART-BHERO	1993 Magic: The Gathering Benalish Hero original art	39,000
Total Art and Other Collectible Assets		$280,350

Offering expenses:

Offering expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering (collectively, “Offering Expenses”). Offering Expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Operating expenses:

Operating Expenses are costs and expenses attributable to activities of a particular Series and include storage, insurance, transportation (other than the initial transportation from the card location to the Manager’s storage facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), annual audit and legal expenses and other specific expenses as detailed in the Manager’s allocation policy. We distinguish between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

16

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Income taxes:

The Company intends that the master series and separate Series will elect and qualify to be taxed as a C-corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company, a Delaware series limited liability company, whose managing member is the Manager, will admit additional members to each of its series through the offerings for each Series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers.

NOTE 4 - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular collectible asset and Operating Expenses related to the management of such collectible assets.

Fees and expenses related to the purchase of an underlying collectible asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation and maintenance, pre-closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series and/or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series.

17

Allocation of revenues, expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying collectible assets or the number of collectibles, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the anticipated commercialization of the collectibles will be allocated amongst the Series whose underlying collectibles are part of the commercialization events, based on the value of the underlying collectible assets. No revenues have been generated to date.

Offering Expenses, other than those related to the overall business of the Manager (as described in Note B(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. $5,985 in Offering Expenses have been incurred by the Company as of June 30, 2021.

Acquisition expenses are funded by the Manager, and reimbursed from the Series proceeds upon the closing of an offering. The Company had incurred $0 in Acquisitions Expenses for the six months ended June 30, 2021.

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering.

Operating Expenses (as described in Note 2), including storage, insurance, maintenance costs and other Series related expenses, are expensed as incurred. Operating Expenses are borne by the Manager and are the responsibility of each individual Series when invoiced. As of June 30, 2021, $0 of Operating Expenses were incurred.

NOTE 5 – ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a Series to purchase assets, the Manager has covered the expenses and costs of the Company and its Series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire assets from the Series subscription proceeds, as they are received. Until such time, no amount is due and payable to Manager.

NOTE 6 – MEMBERS’ EQUITY/(DEFICIT)

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Underlying Asset held in that series after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

18

The Company has received membership subscriptions for the one LLC series as of June 30, 2021:

Series Name	Units Offered	Units Tendered	Subscription Amount
MTG-ABL90	2,000	2,000	$90,000
MTG-94BOX	2,000	2,000	$55,000
COM-AF157	2,000	2,000	$92,000
COM-FF160	1,000	1,000	$32,000
ART-BHERO	1,200	1,200	$42,000
Total	8,200	8,200	$311,000

As of June 30, 2021, Series MTG-ABL90, Series MTG-94BOX, Series COM-AF157, Series COM-FF160, and Series ART-BHERO had closed, and each had been fully subscribed.

NOTE 7 - DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

1.	Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

2.	Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

3.	Thereafter, 50% (net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to interest holders of a particular Series.

4.	The Manager may receive 50% in the form of a management fee, which is accounted for as an expense to the profit and loss statement of a particular Series and revenue to the Manager.

5.

If less than the cost of the Underlying Asset(s)of capital is raised, the Manager may defer collection of Manager’s Fees shown in the Total Dollar Amount column and reimbursement for its expenses without forfeiting any right to collect. The Manager may also elect to defer the collection of Fees due the Manager. In either event the Series will pay the Manager ten percent (10%) annual interest on the deferral of the reimbursements or Fees.

“Free Cash Flow” is defined as the net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series, provided that Free Cash Flow does not include proceeds from a sale of an Underlying Asset.

The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

As of June 30, 2021, no distributions or management fees were paid by the Company or in respect of any Series.

NOTE 8 - SUBSEQUENT EVENTS

As of September 24, 2021, the Company has no material events that need to be disclosed.

19

ITEM 4 - EXHIBIT INDEX

Exhibit 2.1 -	Certificate of Formation (Incorporated by reference to Exhibit 2.1 to the Form 1-A filed April 9, 2019)
Exhibit 2.2 –	Second Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.2 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 2.3 –	Form of Series Agreement (Incorporated by reference to Exhibit 2.3 to the Form 1-A post qualification amendment filed December 18, 2020)
Exhibit 4.1 -	Form of subscription agreement (Incorporated by reference to Exhibit 4.1 to the Form 1-A post qualification amendment filed December 18, 2020)
Exhibit 6.1 -	Software and Services License Agreement (Incorporated by reference to Exhibit 6.1 to the Form 1-A filed April 9, 2019)
Exhibit 6.2 -	Cancellation of Promissory Note (Incorporated by reference to Exhibit 6.2 to the Form 1-A amendment filed June 3, 2019)
Exhibit 6.3 -	Purchase and Sale Agreement– MTG – ABL90 (Incorporated by reference to Exhibit 6.3 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 6.4 -	Purchase and Sale Agreement - MTG - 94BOX (Incorporated by reference to Exhibit 6.4 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 6.5 -	Solicitation Agreement with North Capital Private Securities Corporation (Incorporated by reference to Exhibit 6.6 to the Form 1-A post qualification amendment filed December 20, 2019)
Exhibit 6.6 -	Purchase and Sale Agreement ART - GGMTG (Incorporated by reference to Exhibit 6.6 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 6.7 -	Purchase and Sale Agreement COM-AF157 (Incorporated by reference to Exhibit 6.7 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 6.8 -	Transfer Agent Agreement Incorporated by reference to Exhibit 8.1 to the Form 1-A post qualification amendment filed December 20, 2019
Exhibit 6.9 –	Purchase and Sale Agreement – ART-BHERO (Incorporated by reference to Exhibit 6.9 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 6.10 –	Purchase and Sale Agreement – COM-FF160 (Incorporated by reference to Exhibit 6.10 to the Form 1-A post qualification amendment filed June 30, 2020)
Exhibit 6.11 –	Purchase and Sale Agreement – COM-WONDR (Incorporated by reference to Exhibit 6.11 to the Form 1-A post qualification amendment filed December 18, 2020)
Exhibit 6.12 –	Purchase and Sale Agreement – COM-THOR1 (Incorporated by reference to Exhibit 6.12 to the Form 1-A post qualification amendment filed December 18, 2020)
Exhibit 6.13 –	Purchase and Sale Agreement – GAM-METRD (Incorporated by reference to Exhibit 6.13 to the Form 1-A post qualification amendment filed December 18, 2020)
Exhibit 6.14 –	Purchase and Sale Agreement – GAM-SMB3A (Incorporated by reference to Exhibit 6.14 to the Form 1-A post qualification amendment filed December 18, 2020)
Exhibit 6.15 –	Broker Dealer Agreement with Dalmore Group, LLC (Incorporated by reference to Exhibit 6.1 to the Form 1-U current report filed November 20, 2020)
Exhibit 8.1 -	Escrow Agreement (Incorporated by reference to Exhibit 8.1 to the Form 1-A post qualification amendment filed December 20, 2019)

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on September 24, 2021.

MYTHIC COLLECTION, LLC

By:	Mythic Markets, Inc.,
its:	Managing Member

By:	/s/ Joseph Mahavuthivanij
Name:	Joseph Mahavuthivanij
Title:	CEO

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Mahavuthivanij	Chief Executive Officer of Mythic Markets, Inc.	September 24, 2021
Joseph Mahavuthivanij	(Principal Executive Officer)

/s/ Theodore Stiefel	Chief Financial Officer of Mythic Markets, Inc.	September 24, 2021
Theodore Stiefel	(Principal Financial Officer)

21